Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-183214

September 3, 2014

Marsh & McLennan Companies, Inc.

$300,000,000 2.350% SENIOR NOTES DUE 2019

$500,000,000 3.500% SENIOR NOTES DUE 2025

Issuer:	Marsh & McLennan Companies, Inc.

Expected Ratings / Outlook*:	Baa1 (stable) / A- (stable) / BBB+ (stable)

Securities:	2.350% Senior Notes due 2019 (the “2019 Notes”)

3.500% Senior Notes due 2025 (the “2025 Notes”)

Legal Format:	SEC Registered

Trade Date:	September 3, 2014

Settlement Date:	September 10, 2014 (T+5)

Marsh & McLennan Companies, Inc. expects to deliver the 2019 Notes and 2025 Notes on or about the Settlement Date, which will be the 5th business day following the date of pricing for such notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934 (as amended), trades in the secondary market generally are required to settle in three business days, unless parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the following business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisor.

Maturity Date:	September 10, 2019 for the 2019 Notes; and
March 10, 2025 for the 2025 Notes

Principal Amount:	$300,000,000 of the 2019 Notes; and
$500,000,000 of the 2025 Notes

Price to Public plus accrued interest, if any, from September 10, 2014:	99.911% of Principal Amount of the 2019 Notes; and 99.617% of Principal Amount of the 2025 Notes

Net Proceeds to Issuer (before offering expenses):	$297,933,000 for the 2019 Notes; and $494,835,000 for the 2025 Notes

Spread to Treasury Benchmark:	+68 basis points for the 2019 Notes; and +113 basis points for the 2025 Notes

Treasury Benchmark:	1.625% due August 31, 2019 for the 2019 Notes; and
2.375% due August 15, 2024 for the 2025 Notes

Treasury Yield:	1.689% for the 2019 Notes; and
2.414% for the 2025 Notes

Re-Offer Yield:	2.369% for the 2019 Notes; and
3.544% for the 2025 Notes

Coupon:	2.350% for the 2019 Notes; and
3.500% for the 2025 Notes

Interest Payment Dates:	Semi-annually on March 10 and September 10 of each year, commencing on March 10, 2015

Use of Proceeds	The net proceeds of this note offering will be used for general corporate purposes, which may include the redemption of the outstanding principal amount of the Issuer’s existing 5.75% Senior Notes due 2015 and existing 9.25% Senior Notes due 2019.

Optional Redemption:	The notes will be redeemable, in whole at any time or in part from time to time, at the Issuer’s option.

If the 2019 Notes are redeemed prior to August 10, 2019 (the date that is one month prior to the stated maturity date for the 2019 Notes), the redemption price for the notes to be redeemed will equal the greater of the following amounts, plus accrued and unpaid interest thereon to but excluding the redemption date: (i) 100% of the principal amount of notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 12.5 basis points. If the 2019 Notes are redeemed on or after August 10, 2019, the redemption price for the notes to be redeemed will equal 100% of the principal amount of such notes plus accrued and unpaid interest thereon to but excluding the redemption date.

If the 2025 Notes are redeemed prior to December 10, 2024 (the date that is three months prior to the stated maturity date for the 2025 Notes), the redemption price for the notes to be redeemed will equal the greater of the following amounts, plus accrued and unpaid interest thereon to but excluding the redemption date: (i) 100% of the principal amount of notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury

Rate plus 20 basis points. If the 2025 Notes are redeemed on or after December 10, 2024, the redemption price for the notes to be redeemed will equal 100% of the principal amount of such notes plus accrued and unpaid interest thereon to but excluding the redemption date.

CUSIP / ISIN:	571748 AW2 / US571748AW25 for the 2019 Notes; and
571748 AX0 / US571748AX08 for the 2025 Notes

Joint Book-Running Managers for the 2019 Notes:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
Barclays Capital Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Joint Book-Running Managers for the 2025 Notes:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
Morgan Stanley & Co. LLC

Co-Managers:	GC Securities, a division of MMC Securities Corp.
RBS Securities Inc.
Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC

Conflicts of Interest:	GC Securities is a division of MMC Securities Corp., which is an indirect wholly owned subsidiary of Marsh & McLennan Companies, Inc. (“GC Securities”). MMC Securities Corp. is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and as such, as a result of GC Securities’ participation as an underwriter in this offering it is deemed to have a “conflict of interest” within the meaning of Rule 5121 of FINRA (“Rule 5121”). Therefore, this offering is subject to and will be conducted in accordance with Rule 5121, which requires that GC Securities not make sales to discretionary accounts without the prior written consent of the account holder. A qualified independent underwriter is not necessary for this offering pursuant to Rule 5121(a)(1)(C).

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement, including a prospectus and a related preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers will arrange to send you the prospectus and prospectus supplement if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or Deutsche Bank Securities Inc. toll free at 1-800-503-4611.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

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